Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended September 30,
	2010	2009
	(000’s)	(000’s)
Earnings:
Income (loss) from continuing operations attributable to MDC Partners Inc.	$(25,499)	$767
Additions:
Income tax expense	1,208	3,589
Noncontrolling interest in income of consolidated subsidiaries	4,503	3,726
Fixed charges, as shown below	28,610	15,303
Distributions received from equity-method investees	249	139
	34,570	22,757
Subtractions:
Equity in income (loss) of investees	(1,639)	258
Noncontrolling interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—
	(1,639)	258

Earnings as adjusted	$10,710	$23,266
Fixed charges:
Interest on indebtedness, expensed or capitalized	22,758	10,297
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,582	979
Interest within rent expense	4,270	4,027
Total fixed charges	$28,610	$15,303
Ratio of earnings to fixed charges	N/A	1.52
Fixed charge deficiency	17,900	N/A